Rule 424 (b)(3)

File No. 33-41418

Dividend Reinvestment and

Share Purchase Plan

Offering Circular

Imperial Oil Limited

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREBY AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The date of this offering circular is September 20, 2013.

Dividend Reinvestment and Share Purchase Plan

The company is a Canadian corporation and substantially all of its assets are located in Canada. A majority of the company’s directors and officers are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon those persons or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the United States securities laws.

The company is subject to the information and reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”) and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the “Commission”). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

The company distributes to its shareholders management proxy circulars containing audited consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States and which are examined and reported upon, with an opinion expressed by, independent accountants.

We have not authorized anyone to provide you with any information other than that contained in or incorporated by reference in this offering circular. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the issuer since the dates as of which information is contained or incorporated by reference herein.

All dollar amounts set forth in this offering circular are in Canadian dollars, except where otherwise indicated. On September 20, 2013, the noon buying rate, payable in Canadian dollars, was U.S. $0.9721 = Canadian $1.00 in New York City, as reported by the Federal Reserve Bank of New York.

Directory
Page 4	Dividend Reinvestment and Share Purchase Plan
Page 4	Price of Shares
Page 5	Dividend Reinvestment Option
Page 6	Share Purchase Option
Page 9	Taxes
Page 10	Corporate Information

Dividend Reinvestment and Share Purchase Plan

Imperial Oil’s dividend reinvestment and share purchase plan provides shareholders two convenient ways to add to their holdings of the company’s shares at comparatively low transaction cost.

1)	Dividend reinvestment option – shareholders may choose to use all or part of their dividends to purchase additional Imperial Oil common shares.

2)	Share purchase option – shareholders may purchase, once a calendar quarter, a minimum of $50 worth and a maximum of $5000 worth (in Canadian funds) of additional Imperial Oil common shares.

Principal Features of the Plan

•	All registered shareholders are eligible to participate in the plan. If you are not already enrolled in the plan, you can do so by filling out an enrolment form and returning it to Imperial Oil’s share transfer agent at the address listed below.

•	If an enrolment form is not enclosed with this circular, you can request one from Imperial Oil’s share transfer agent at the address below.

•	Those who are already enrolled in the plan do not have to re-register as a result of having received this offering circular.

•	Those who wish to terminate participation in the plan can do so at any time by sending written notice to Imperial Oil’s share transfer agent.

•	Brokerage fees payable on any share purchases made by the company on a stock market will be less than the fees normally charged for small share purchases. Imperial Oil will absorb all other administration expenses related to the plan.

•	Imperial Oil will maintain an account for each participant in the plan. Statements showing the number of shares in an account will be mailed to participants on a quarterly basis.

•	All enrolment forms and termination requests should be sent to Imperial Oil’s share transfer agent:

CST Trust Company

Dividend Reinvestment Services

P.O. Box 700, Station B,

Montreal, Quebec, H3B 3K3

•	Further information on the plan can be obtained by writing to:

Investor Relations

Imperial Oil Limited

237 Fourth Avenue, S.W.,

Calgary, Alberta, T2P 3M9.

Dividend Reinvestment and Share Purchase Plan

Dividend Reinvestment and Share Purchase Plan

The Company

Imperial Oil Limited was incorporated under the laws of Canada in 1880. The company’s head office is at 237 Fourth Avenue, S.W., Calgary, Alberta, T2P 3M9. Its general telephone number is 1-800-567-3776, and the investor relations division telephone number is 403-237-4538.

If the shares distributed under the plan are shares purchased directly from the company, the proceeds will be added to the company’s funds and used for general corporate purposes.

Definitions

“Dividend record date” – those who are registered owners of the company’s shares on this date – which normally falls about one month before the end of each calendar quarter – are eligible to receive any dividend declared by the company’s directors for that quarter.

“Investment date” – is the business day that follows a dividend payment date.

“Plan” – is the Imperial Oil Limited Dividend Reinvestment and Share Purchase Plan.

“Share transfer agent” – is CST Trust Company.

Price of Shares

The price of shares purchased through the plan will depend on whether, in the discretion of the company, the shares are purchased on a stock exchange or directly from the company.

If shares are purchased on a stock exchange, the price will be the weighted average cost, including brokerage charges, of the total number of shares purchased for the participants in the plan during the ten consecutive trading days ending on the trading day that precedes an “investment date”. The shares will be purchased by an agent chosen by the company on behalf of the plan participants.

If shares are purchased directly from the company, the price will be the weighted average price at which the company’s common shares have traded on The Toronto Stock Exchange during the five consecutive trading days ending on the trading day that precedes an “investment date”.

On each “investment date”, the number of common shares purchased for each participant will be equal to the total funds invested for such participant divided by the applicable purchase price.

Dividend Reinvestment and Share Purchase Plan

Dividend Reinvestment Option

Shareholders of record can use all or a specified part of their cash dividends to purchase additional common shares of the company. The cash dividends subsequently paid on shares held in the plan will be automatically used to buy additional common shares.

Eligible shareholders may enroll in the dividend reinvestment option at any time by completing an enrolment form and returning it to:

CST Trust Company

Dividend Reinvestment Services

P.O. Box 700, Station B,

Montreal, Quebec, H3B 3K3

or, at such other address as the company may from time to time advise its shareholders.

Upon receiving a completed enrolment form, the company will use the cash dividends paid on all or on a specified part of the common shares for which share certificates have been issued and are registered in the participant’s name – plus the cash dividends paid on any shares in the participant’s account under the plan – to purchase additional common shares on behalf of the participant.

The company’s Canadian share transfer agent must receive a completed enrolment form before the dividend record date if that dividend is to be used to purchase shares under the plan. If the enrolment form is received on or after the record date, then that dividend will be paid to the shareholder of record and participation in the dividend reinvestment option will start with the next dividend payment.

For common shares registered in more than one name, all registered holders must sign the enrolment form. Shareholders whose shares are registered in names other than their own (i.e., in the name of a broker or other nominee) must transfer such shares to their name or instruct the nominee to participate on their behalf.

Dividend Reinvestment and Share Purchase Plan

Share Purchase Option

Shareholders of record are also eligible to participate in the share purchase option of the plan, which allows optional payments of between $50 (Canadian) and $5000 (Canadian) every calendar quarter to buy additional shares.

The share purchase option contains a dividend reinvestment feature, in that the cash dividends paid on the shares purchased and credited to the participants’ accounts under the plan will be reinvested automatically in additional common shares.

Shareholders of record may enroll in the share purchase option at any time by completing an enrolment form and returning it, along with a cheque or money order payable to CST Trust Company, to:

CST Trust Company

Dividend Reinvestment Services

P.O. Box 700, Station B,

Montreal, Quebec, H3B 3K3

or, at such other address as the company may from time to time advise its shareholders.

The enrolment form for the share purchase option allows the company to purchase shares on the participant’s behalf and to use the cash dividends paid on those shares for the purchase of additional shares. All these transactions will be recorded on a statement that will be sent out quarterly to the participant.

For common shares registered in more than one name, all registered holders must sign the enrolment form. Shareholders whose shares are registered in names other than their own (i.e., in the name of a broker or nominee) must transfer such shares to their name or instruct the nominee to participate on their behalf.

In order for a registered shareholder who is not the beneficial owner of the shares to make optional cash payments on behalf of a number of beneficial owners, the registered shareholder must first file a declaration regarding such beneficial shareholders indicating that not more than the maximum optional cash payment per quarter is being paid on behalf of any one beneficial shareholder.

Once they have filled out an enrolment form, participants in the share purchase option can make subsequent purchases simply by sending a cheque or money order to the company’s Canadian share transfer agent, along with written instructions. Or they can continue to use the enrolment forms that may be requested at any time from the company’s investor relations division. Payments received in currencies other than Canadian will be converted to Canadian funds at the rate of exchange prevailing on the eleventh business day preceding the “investment date”.

Dividend Reinvestment and Share Purchase Plan

Cash payments under the share purchase option must be at least $50 (Canadian) and must not exceed $5000 (Canadian) in any calendar quarter. The amount and frequency of payments is completely optional. Shareholders are not obliged to send the same amount as they did previously and there is no obligation to continue making payments. Payments of less than $50 (Canadian) or more than $5000 (Canadian) per calendar quarter will be returned to the shareholder.

Provided that a completed enrolment form has been received by the company’s Canadian share transfer agent, any cash payments received from a participant at least eleven business days prior to an “investment date” will be used to purchase shares for the participant related to that investment date. If a cash payment is received too late, the payment will be returned to the participant.

Payments will also be returned if a written request is received at least eleven business days before the “investment date” in question at the following address:

CST Trust Company

Dividend Reinvestment Services

P.O. Box 700, Station B,

Montreal, Quebec, H3B 3K3

or, at such other address as the company may from time to time advise its shareholders.

No interest will be paid by the company on funds held for investment under the share purchase option.

Termination of Participation

Participation in the plan can be terminated at any time by giving written notice to:

CST Trust Company

Dividend Reinvestment Services

P.O. Box 700, Station B,

Montreal, Quebec, H3B 3K3

or, at such other address as the company may from time to time advise its shareholders.

If participation is terminated, the participant will receive a certificate for the number of whole shares in his or her account and a cash payment for any fractional shares. The fractional share payment will be based on the price of shares purchased for the plan on the preceding “investment date”.

Cash payments received by the company’s Canadian share transfer agent before a notice of termination is received will be invested for the participant’s account as originally authorized, unless the termination request or a written request for return of the payment is received at least eleven business days prior to an “investment date”.

If a notice of termination is received by the company’s Canadian share transfer agent prior to a dividend record date, that dividend and all subsequent ones will be paid directly to the participant. If the notice of termination is received on or after a dividend record date, the cash dividend will be invested in common shares for the participant’s account as originally authorized. However, certificates for shares will be issued following the investment date, and all subsequent dividends will be paid directly to the participant.

Dividend Reinvestment and Share Purchase Plan

Participation in the plan ends automatically when a participant ceases to be a shareholder of record of whole common shares.

Participation in the plan may be renewed at any time by signing a new enrolment form and returning it to the company’s Canadian share transfer agent.

Account Information and Updates

The company will maintain an account for each participant and will send a quarterly statement as soon as practicable after each “investment date”.

Each statement will show the number of shares that have been purchased in the latest allocation, as well as the total number of whole and fractional shares in the account. These statements are a participant’s continuing record of the cost and the tax value of the participant’s shares and should be retained for income tax purposes.

All statements and notices to participants will be mailed to the addresses that are shown for them on the company’s records.

Certificates for Shares

Both whole shares and fractional shares will be registered and credited to the participant’s account.

Certificates for shares purchased through the plan will only be issued to participants upon request or if they stop participating in the plan. Certificates for fractions of shares will not be issued under any circumstances.

Requests for certificates for all or part of the shares contained in an account can be mailed to the company’s Canadian share transfer agent. Any remaining whole shares and fractional shares will continue to be credited to the participant’s account.

Shares cannot be pledged, sold or otherwise disposed of while in the plan. Share certificates must be obtained before the shares can be pledged, sold or otherwise disposed of.

Voting Rights

A participant’s whole shares in the plan have the same voting rights as shares outside the plan. Fractional shares cannot be voted.

Interpretation and Regulation of the Plan

The company reserves the right to interpret and regulate the plan as it deems necessary or desirable.

Amendment, Suspension or Termination of the Plan

The company reserves the right to amend, suspend, or terminate the plan at any time. Participants will be sent a written notice of any amendment, suspension, or termination of the plan.

If the company suspends the plan, dividend reinvestment and share purchases will cease on the investment date immediately following the effective date of the suspension. Dividends paid after the effective date of the suspension will be sent directly to participants, rather than being reinvested.

Dividend Reinvestment and Share Purchase Plan

Taxes

Canadian Shareholders

Cash dividends paid on common shares, including common shares purchased under the dividend reinvestment option or the share purchase option, and automatically applied to purchase additional common shares, will be treated for the purposes of the Income Tax Act of Canada (the “Act”) as cash dividends in the hands of the participant. The granting of the right to acquire shares and the exercise thereof will not give rise to a taxable benefit under the Act.

The cost of common shares acquired with cash dividends and the cost of common shares purchased with cash payments under the share purchase option will equal the purchase price of such shares.

A participant will not realize any taxable income when the participant receives certificates for whole shares credited to the participant’s account, either upon the participant’s request for those shares, upon termination of participation, or upon termination of the plan.

A participant may realize a gain or loss upon the disposition of shares, including fractions of shares, that were subject to the plan.

United States Shareholders

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this offering circular or any document referred to herein is not intended or written to be used, and cannot be used, by shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax advisor.

The following is a general discussion of certain U.S. federal income tax consequences to United States shareholders of participating in the dividend reinvestment and share purchase plan. This discussion, however, does not address the specific consequences of engaging in transactions involving foreign currency. Shareholders should consult their own tax advisors for further information.

Dividends paid on common shares generally are taxable as ordinary income. However, dividends paid to noncorporate United States shareholders that hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other requirements generally will be taxable at the preferential rates applicable to long-term capital gains.

A participant in the dividend reinvestment option (including a participant in the share purchase option) will recognize dividend income on each “investment date” in an amount equal to either (i) the stated cash dividend in respect of his common shares, if the shares in which the dividend is reinvested are purchased on a stock exchange, or (ii) the sum of the fair market value on that date of common shares received and any Canadian withholding tax on the dividend, minus any amount paid for the shares, if the shares are purchased directly from the company.

Dividend Reinvestment and Share Purchase Plan

A participant’s tax basis in any common shares acquired under the plan will be the sum of the amount treated as a dividend upon the receipt of the common shares (minus any Canadian tax withheld on the dividend) and any amount paid for the shares. A participant’s holding period for common shares acquired pursuant to the plan will begin on the day following the relevant “investment date”.

Participants will not realize taxable income when they receive certificates for whole shares credited to their accounts, either upon their request for such certificates or upon withdrawal from or termination of the plan. Participants generally will recognize a gain or loss when whole shares acquired under the plan are sold or exchanged and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the plan. The amount of such gain or loss will be the difference between the amount that the participant receives for his whole shares or fractional shares and the tax basis thereof, and will be a capital gain or loss if the shares are held as capital assets. Capital gain of a noncorporate United States shareholder generally is taxed at preferential rates where the property is held for more than one year. The gain or loss generally will be income or loss from sources within the United States for purposes of computing the foreign tax credit allowable to the participant.

Dividends, whether or not reinvested under the plan, generally are not eligible for the deduction for dividends received by corporations. Subject to certain limitations, a shareholder may deduct from his United States federal taxable income any tax withheld in Canada with respect to a dividend or may claim a credit for any such tax against his United States federal income tax liability. Dividends will be income from sources outside the United States and, depending on the circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the participant.

Shareholders Not Resident in Canada

Cash dividends used to purchase additional shares for shareholders resident in countries, including the United States, having tax treaties with Canada are generally subject to a 15-percent withholding tax. Shareholders in countries without a tax treaty with Canada are subject to a 25-percent withholding tax.

General

The tax consequences above have been stated in general terms. Any shareholder who has a question about his or her personal tax position is advised to consult a professional tax advisor. Certain transactions may require prior foreign-exchange approval.

Corporate Information

Description of Common Shares

The authorized share capital of the company consists of 1,100,000,000 common shares, without nominal or par value. At September 20, 2013, 847,599,011 shares were outstanding.

The holders of common shares are entitled to receive any cash dividends declared by the directors out of funds of the company legally available for that purpose. Each share is entitled to one vote on all matters submitted to the shareholders. The holders of common shares are entitled to share equally, share for share, in all distributions of assets of the company upon any liquidation, dissolution, or winding-up of the company, and have no pre-emptive rights.

Dividend Reinvestment and Share Purchase Plan

The outstanding shares are not, and the shares offered hereby will not be, liable to further call or assessment.

Experts

The consolidated financial statements and schedules of the company and its subsidiaries – which are included or incorporated by reference in the company’s annual report on Form 10-K for the year ended December 31, 2012, and are incorporated herein by reference – have been incorporated in reliance on the reports in such annual report on Form 10-K of PricewaterhouseCoopers LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

Incorporation of Certain Documents by Reference

The following documents are incorporated in this offering circular by reference:

(a)	The company’s annual report on Form 10-K for the year ended December 31, 2012, filed with the Commission;

(b)	The company’s quarterly report is on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, filed with the Commission;

(c)	The company’s current reports on Form 8-K filed on February 21, 2013, February 26, 2013, February 27, 2013, April 29, 2013, June 19, 2013 and August 8, 2013; and

(d)	All other reports subsequently filed by the company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act prior to the termination of the offering of the shares offered hereby.

Any or all of the documents referred to above (other than the exhibits to such documents that are not specifically incorporated into such documents) will be sent by the company without charge, upon request, to anyone receiving this offering circular. Requests can be directed by phone or in writing to:

The Manager

Investor Relations

Imperial Oil Limited

237 Fourth Avenue, S.W.,

Calgary, Alberta, T2P 3M9.

Tel: 403-237-4537